CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

May 12, 2005

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE:     LDG, Inc.
Form SB-2
SEC file no. 333-12266

Dear Mr. Reynolds:

In response to your letter of comments dated March 14, 2005, please be advised as follows:

General

1. Please review the appropriate rules and regulations. We believe the shares can be sold into the market at the market price should a market develop on the Bulletin Board operated by the National Association of Securities Dealers, Inc. Until then, they must be sold at $0.05 offering price. The shares are not being sold pursuant to Rule 415(1)(i).

Outside Facing Cover Page

2. The reference number has been deleted.

Outside Back Cover Page

3. The dealer delivery obligation has been included.

Securities and Exchange Commission
RE:     LDG, Inc.
Form SB-2
No. 333-12266
May 12, 2005

Prospectus Cover Page

4. Some has been changed to all.

Summary

5. The partner has been identified.

Risk Factors

6. Risk factors 2,4 and 5, now 2, 5 and 6 have been revised. You should be aware, however, that these risk factors were previously reviewed by Janice McGuirk, without comment.

7. We have retained the risk factor. The same risk factor was required in Amecs, Inc., SEC file no. 333-123087.

8. The sentence has been revised.

9. The document has been revised as requested.

10. The risk factor you have requested has been provided.

11. We do not believe a risk exists and accordingly, not risk factor has been provided.

12. The language you have requested has been provided throughout the document.

13. The document has been revised as requested.

14. The language requested has not been provided. We do not see how that event is a basis of a risk to investors.

Securities and Exchange Commission
RE:     LDG, Inc.
Form SB-2
No. 333-12266
May 12, 2005

Use of Proceeds

15. The language was included in error and has been deleted.

Determination of Offering Price

16. It is our understanding that the shares can be sold at the market price should a market develop.

Plan of Distribution

17. The number has been revised to 55 throughout.

18. Disclosure has been provided. The Company will pay the offering expenses from the proceeds of the private placement.

19. The sales price has been reconciled.

20. Us has been revised to LDG, Inc.

Business

Our Clients

21. The language has been deleted.

Revenues

22. The document has been revised to reflect 12/31/2004.

23. The breakdown has been provided.

Materials

24. The internally produced material has been provided.

Securities and Exchange Commission
RE:     LDG, Inc.
Form SB-2
No. 333-12266
May 12, 2005

Government Regulation

25. The section has been revised.

Marketing; Expansion of Business

26. The information requested has been provided.

Management's Discussion and Analysis or Plan of Operation

General Comment

27. Supplementally, there are no off balance sheet arrangements.

Internal and External Liquidity

30. The language has been revised.

31. The information has been revised.

32. The information has been revised.

Critical Accounting Policies

33. The information has been revised.

Management

34. Disclosure has been provided about the Conklin Family, LLC. Other information you refer to is unknown to Sandra Conklin.

35. The document has been revised.

Securities and Exchange Commission
RE:     LDG, Inc.
Form SB-2
No. 333-12266
May 12, 2005

36. Mr. Sambrick's role has been provided.

Conflicts of Interest

37. An explanation has been provided. They do not compete with one another.

38. The amount of revenues has been disclosed.

Selling Stockholders

39."After the offering" has been deleted.

40. 55 shareholders has been disclosed throughout.

41. The relationships have been disclosed.

42. The names have been alphabetized and the numbers corrected.

43. The information has been disclosed. Sambrick Communications is the only non-natural person.

44. The information has been disclosed.

45. The language has been revised.

Description of Securities

46. The language has been deleted.

47. The language has been deleted.

Certain Transactions

48. The language has been deleted since it related to transactions occurring prior to LDG's formation.

Securities and Exchange Commission
RE:     LDG, Inc.
Form SB-2
No. 333-12266
May 12, 2005

Recent Sales of Unregistered Securities

49. The information has been provided.

General

54. The financial statements have been updated.

Exhibits

Legal Opinion

55. The opinion has been revised.

56. The document has been revised to eliminate the language. It was included in error.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb